POWELL                                              Atlanta     -     Washington
 GOLDSTEIN LLP

                                                      RESIDENT IN ATLANTA OFFICE
                                                     DIRECT DIAL: (404) 572-6904
                                                          LSCHROEDER@POGOLAW.COM



                                October 17, 2005


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jessica Livingston

     Re:  First Southern Bancorp
          Schedule 13E-3
          Filed September 1, 2005
          File No. 005-80820

          Preliminary Proxy Statement on Schedule 14A
          Filed September 1, 2005
          File No. 000-50259

          Amendment No. 1 to Form 10-KSB
          Filed April 26, 2005
          File No. 000-50259

Ladies and Gentlemen:

     On behalf of our client, First Southern Bancorp ("First Southern" or the "Company"), we are responding to the comments received from your office by letter dated September 23, 2005 with respect to the above-referenced Schedule 13E-3, Schedule 14A and Amendment No. 1 to Form 10-KSB. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Schedule 14A. We have annotated the marked copy of Amendment No. 2 to the Proxy Statement with cross-references indicating to which comment we are responding.

General
-------

1. We note your response to comment 3. Please supplementally provide a formal opinion of counsel that the common stock and Series A stock are separate classes of securities under Georgia law. In this regard, the analysis should include a detailed discussion and comparison of each feature of the Series A stock and the common stock and why the rights of each class support the opinion of counsel. As an example, the analysis should specifically address the fact that the Series A stock is convertible into common stock upon a change of control.

     WE HAVE PROVIDED THE REQUESTED OPINION OF COUNSEL AS EXHIBIT 1 TO THIS LETTER. PURSUANT TO COUNSEL'S DISCUSSION WITH MR. GOTTLIEB ON OCTOBER 6, 2005, THE OPINION ONLY ADDRESSES GEORGIA LAW AND DOES NOT ADDRESS SECTION 12(G)(5) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ANY OTHER FEDERAL LAW.

Preliminary Proxy Statement on Schedule 14A
-------------------------------------------
Summary Term Sheet, page 3
--------------------------


     One Atlantic Center    Fourteenth Floor    1201 West Peachtree Street, NW
                             Atlanta, GA  30309-3488
                     Tel: 404.572.6600    Fax: 404.572.6999
                                 www.pogolaw.com

POWELL                                        Securities and Exchange Commission
 GOLDSTEIN LLP                                                  October 17, 2005
                                                                          Page 2


2. Please revise the section entitled "Structure of the Transaction" to include the following:
          - clarify that 87 percent of the shares will not be reclassified and will benefit from the reclassification because of several reasons including their percentage of ownership will increase; and
          - the number of shares that would be reclassified represent approximately thirteen percent of the outstanding shares.

     WE HAVE REVISED THIS SECTION AS REQUESTED.

3. We note in your response to comment 3 of our letter dated July 25, 2005 you characterize the Series A stock as having "substantially different rights and limitations with respect to voting, dividends, liquidation and redemption." Please include this characterization in your summary term sheet (at the outset of your discussion of the terms of the series a stock).

     WE ADDED THIS CHARACTERIZATION OF THE SERIES A STOCK AT THE BEGINNING OF THE SUMMARY DESCRIPTION OF THE TERMS OF THE SERIES A STOCK.

4. We note your response to comment 5 of our letter dated July 25, 2005 regarding the section entitled "Terms of the Series A Stock." Please explain in the section on voting rights, the voting rights "provided by law" to which you refer.

     WE HAVE REVISED THIS SECTION AND THE SECTION ENTITLED "TERMS OF THE SERIES A STOCK TO BE ISSUED IN THE RECLASSIFICATION-VOTING RIGHTS" TO DESCRIBE THE MATERIAL VOTING RIGHTS TO WHICH THE HOLDERS OF SERIES A STOCK WILL BE ENTITLED UNDER GEORGIA LAW.

5. We note your response to comment 6 of our letter dated July 25, 2005 regarding the section entitled "Fairness of the Reclassification." Please revise the section as follows:
          - disclose that the Board did not obtain an appraisal to determine if the Series A stock had the same value as the common stock;
          - modify your statement that "no shareholder will be forced to involuntarily liquidate his or her equity interest" since one result of the reclassification will be that shareholders of Series A stock may be forced to involuntarily liquidate their interest pursuant to the terms of the Series A stock; and
          - clarify your statement that the advantages and disadvantage of the Series A stock "balance" those of the common stock to explain that this is the opinion of the board.

     WE HAVE REVISED THIS SECTION AS REQUESTED.

6. We note your response to comment 7 of our letter dated July 25, 2005 regarding the section entitled "Effectiveness of the Reclassification." Please update this information, if warranted by recent exercises of options or warrants.

7. Please expand the section entitled "Dissenters' Rights" to briefly discuss how fair value will be calculated. Provide a more detailed description in an appropriate section later in the document.

POWELL                                        Securities and Exchange Commission
 GOLDSTEIN LLP                                                  October 17, 2005
                                                                          Page 3


     WE HAVE BRIEFLY DISCUSSED IN THIS SECTION HOW FAIR VALUE IS DETERMINED UNDER THE GEORGIA DISSENTERS' RIGHTS PROVISIONS AND HAVE PROVIDED A CROSS-REFERENCE TO THE MORE DETAILED DISCUSSION OF DISSENTERS' RIGHTS WHICH APPEARS LATER IN THE DOCUMENT.

Questions and Answers, page 7
-----------------------------

8. Please revise the answer to the question "What do I need to do now?" to include instructions for those who want to assert dissenters' rights.

     WE HAVE REVISED THIS ANSWER TO INCLUDE THE REQUESTED DISCLOSURE.

Alternatives Considered, page 12
--------------------------------

9. Please provide a detailed explanation in the first paragraph as to why reclassification is the simplest and most cost-effective alternative. Please comply with Instruction 1 to Item 1013 that "conclusory statements will not be considered sufficient disclosure." Please disclose that the receipt of cash in the event of either asserting dissenters' rights or being subject to a call from the company will also be a taxable event. Please disclose, on page 13, the per-share value which management used to determine that a cash-out merger could have cost up to $1.7 million.

     WE HAVE DELETED THE STATEMENT THAT THE RECLASSIFICATION IS THE SIMPLEST AND MOST COST-EFFECTIVE ALTERNATIVE SINCE WE HAVE EXPLAINED UNDER THE DISCUSSION OF EACH ALTERNATIVE WHY THE PARTICULAR ALTERNATIVE WAS REJECTED. WE HAVE DISCLOSED UNDER THE "CASH-OUT MERGER" ALTERNATIVE THAT THE RECEIPT OF CASH AS A RESULT OF ASSERTING DISSENTERS' RIGHTS OR UPON A CALL OF THE SERIES A STOCK WILL BE A TAXABLE EVENT. WE HAVE ALSO DISCLOSED THE PER-SHARE VALUE USED TO CALCULATE THE ESTIMATED COST OF A CASH-OUT MERGER.

Background of the Reclassification, page 14
-------------------------------------------

10. We note your response to comment 11 of our letter dated July 25, 2005. As we requested, please revise this section to discuss the conflict of interest (using that term) and to disclose those conflicts here or cross-reference the section "Effects of Reclassification on Affiliates."

     WE HAVE REVISED THE SECTION TO DISCLOSE THE CONFLICT OF INTEREST AND TO PROVIDE A CROSS-REFERENCE TO "EFFECTS OF THE RECLASSIFICATION ON AFFILIATES."

11. Please expand to describe how the board considered and determined the features of the Series A stock.

     WE HAVE EXPANDED THE DISCLOSURES TO DISCUSS HOW THE BOARD DETERMINED THE TERMS OF THE SERIES A STOCK.

12. Please revise your discussion of alternatives, on page 16 and elsewhere, to discuss the fact that the reclassification does not give all shareholders an opportunity to maintain an equity interest because the reclassification gives the company the right to call the Series A stock and the reclassification may require the company to finance the purchase of shares of those who assert dissenters' rights.

POWELL                                        Securities and Exchange Commission
 GOLDSTEIN LLP                                                  October 17, 2005
                                                                          Page 4


     WE HAVE REVISED THIS DISCUSSION OF ALTERNATIVES AND THE DISCLOSURE UNDER THE SECTION ENTITLED "ALTERNATIVES CONSIDERED" TO INDICATE THAT THE COMPANY MAY CALL THE SERIES A STOCK. WE HAVE REVISED THESE DISCLOSURES TO INDICATE THAT THE COMPANY NOW HAS WORKING CAPITAL OF UP TO $2,000,000 TO PAY DISSENTING SHAREHOLDERS AND THE COSTS OF DISSENTERS' PROCEEDINGS OR OTHER LITIGATION CHALLENGING THE LEGALITY OF THE RECLASSIFICATION. WE HAVE ALSO REVISED THE DISCLOSURE TO INDICATE THAT THE BOARD MAY DECIDE TO ABANDON THE RECLASSIFICATION IF IT DETERMINES THESE COSTS MAKE THE RECLASSIFICATION INADVISABLE.

13. We note your response to comment 12 of our letter dated July 25, 2005. As we requested, please further explain the basis for your claims, on page 18 and elsewhere, that the value of the Series A stock is equivalent to the value of the common stock. Please revise this section to comply with the requirement of Instruction 1 to Item 1013 that "conclusory statements will not be considered sufficient disclosure." Please explain how the Board made this determination without an appraisal and without any quantitative analysis. Please explain how the Board determined that two classes of stock are equivalent when they have "substantially different rights and limitations with respect to voting, dividends, liquidation and redemption." Please also explain your statement that "the cash value of the Series A stock is immaterial."

     WE HAVE DELETED ALL STATEMENTS REGARDING THE VALUE OF THE SERIES A STOCK SINCE THE BOARD DID NOT UNDERTAKE A QUANTITATIVE ANALYSIS OF THE VALUE OF THE SERIES A STOCK.

Reasons for the Reclassification, page 18
-----------------------------------------

14. We note your response to comment 13 of our letter dated July 25, 2005 regarding direct and indirect costs. Please revise this disclosure to include the potential costs of paying the appraised value of your common stock to each shareholder entitled to assert dissenters' rights under Georgia law. In addition, please discuss the potential legal fees involved in any disputes relating to dissenters' rights and in any litigation challenging the legality of the reclassification.

     WE HAVE PROVIDED THE REQUESTED DISCLOSURE UNDER THIS SECTION AND THE SECTION ENTITLED "SOURCE OF FUNDS AND EXPENSES."

Effects of the Reclassification on First Southern, page 20
----------------------------------------------------------

15. We note your response to comment 16 of our letter dated July 25, 2005 regarding the benefits and detriments to the company. Please revise the first paragraph to explain the consequences if your assumption that no shareholders will exercise dissenters' rights proves to be false. Please discuss, in a separate bullet point, the potential negative effects of shareholders exercising dissenters' rights.

     WE HAVE PROVIDED THE REQUESTED DISCLOSURE REGARDING THE ASSUMPTION THAT NO SHAREHOLDERS EXERCISE DISSENTERS' RIGHTS AND HAVE ADDED A BULLET POINT UNDER "EFFECTS OF THE RECLASSIFICATION ON FIRST SOUTHERN" TO DESCRIBE THE NEGATIVE EFFECTS ON FIRST SOUTHERN OF POTENTIAL PAYMENT TO DISSENTING SHAREHOLDERS AND UNDER "EFFECTS OF THE RECLASSIFICATION ON SHAREHOLDERS WHOSE SHARES ARE RECLASSIFIED" TO DESCRIBE POTENTIAL NEGATIVE EFFECTS TO SHAREHOLDERS EXERCISING DISSENTERS' RIGHTS.

POWELL                                        Securities and Exchange Commission
 GOLDSTEIN LLP                                                  October 17, 2005
                                                                          Page 5


16. Please revise this disclosure to include the potential costs of paying the appraised value of your common stock to each shareholder entitled to assert dissenters' rights under Georgia law. Discuss the extent to which you may have to incur debt to pay those asserting dissenters' rights. In addition, please discuss the potential legal fees involved in any disputes relating to dissenters' rights and in any litigation challenging the legality of the reclassification.

     WE HAVE PROVIDED THE REQUESTED DISCLOSURE. FIRST SOUTHERN DOES NOT ANTICIPATE IT WILL INCUR ANY DEBT TO PAY DISSENTING SHAREHOLDERS. PLEASE ALSO SEE THE RESPONSE TO COMMENTS 12 AND 15.

17. As we requested in comment 17 of our letter dated July 25, 2005, please add disclosure addressing the risk that the company may be required to register the class of Series A under Section 12(g) of the Exchange Act in the event the number of record holders exceeds 500 as of the last day of any fiscal year.

     WE HAVE PROVIDED THE REQUESTED DISCLOSURE.

18. We note your response to comments 15 and 18 of our letter dated July 25, 2005. Please discuss other detriments (other than short-swing profits) of losing the protection of the federal securities laws.

     WE HAVE ADDED A BULLET POINT UNDER "EFFECTS OF THE RECLASSIFICATION ON FIRST SOUTHERN-NEGATIVE EFFECTS" TO DESCRIBE THE POTENTIAL NEGATIVE EFFECTS OF THE ELIMINATION OF FIRST SOUTHERN'S OBLIGATIONS UNDER SECTION 404 OF THE SARBANES-OXLEY ACT. WE HAVE ALSO ADDED A MORE DETAILED DISCUSSION UNDER "EFFECTS OF THE RECLASSIFICATION ON UNAFFILIATED SHAREHOLDERS-REDUCTION OF PUBLICLY AVAILABLE INFORMATION" OF THE SPECIFIC REPORTS THAT FIRST SOUTHERN WILL NO LONGER BE REQUIRED TO FILE WITH THE SEC.

Effects of the Reclassification on Unaffiliated Shareholders, page 24
---------------------------------------------------------------------

19. Please clarify that this section applies to shareholders whose shares will be reclassified and those whose shares will not.

     WE HAVE CLARIFIED THIS SECTION AS REQUESTED.

Effects of the Reclassification on Shareholders Generally, page 24
------------------------------------------------------------------

20. We note your addition of the section entitled "Shares Exchanged for Series A Stock." Please set forth this disclosure in a separately captioned section entitled "Effects of the Reclassification on Shareholders Whose Shares Are Reclassified." Please move this section after the section addressing the effects on First Southern but immediately before the section addressing the effects on Affiliates.

     WE HAVE MADE THE REQUESTED REVISIONS.

21. Please comply with Instruction 3 to Item 1013 by providing a "reasonably detailed discussion" of both the "benefits and detriments" of the reclassification including the following:
          - include with regard to each of the benefits and detriments a comparison to the current rights of the common stock;

POWELL                                        Securities and Exchange Commission
 GOLDSTEIN LLP                                                  October 17, 2005
                                                                          Page 6


          - include in your discussion of detriments the tax consequences of asserting dissenters' rights or calls of shares by the company;
          - delete your discussion of earnings per share and book value as these effects apply to all shareholders not just those receiving Series A stock; and
          - explain that the liquidation preference is only a benefit to the extent that there are any assets to distribute after paying other obligations.

     WE HAVE MADE THE REQUESTED CHANGES TO THE SECTION ENTITLED "EFFECTS OF THE RECLASSIFICATION ON SHAREHOLDERS WHOSE SHARES ARE RECLASSIFIED."

Recommendation of the Board of Directors; Fairness of the Reclassification, page
--------------------------------------------------------------------------------
31
--


22. We note your response to comment 36 of our letter dated July 25, 2005. regarding "Factors affecting Shareholders," "Shareholder Receiving Series A Stock" and "Shareholder Retaining Shares of Common Stock." Please revise your disclosure as follows:
          - revise your claim, on page 33, that "no shareholder will be forced to involuntarily liquidate their equity interest" to reflect the fact that shareholders will be forced to involuntarily exchange their stock for stock that has "substantially different rights and limitations" and to reflect the fact that as a result of the reclassification shareholders whose stock is reclassified may be forced to involuntarily liquidate their equity interest if and when the company calls their stock;
          - revise your claim, on page 33, that "the Reclassification should not result in a taxable event for shareholders receiving Series A stock" to reflect the fact that it will be a taxable event for those exercising dissenters' rights;
          - revise your disclosure, on page 34, regarding the liquidation preference to explain that the liquidation preference is only a benefit to the extent that there are any assets to distribute after paying other obligations; and
          - revise your disclosure, on page 34, regarding the dividend preference to reflect the lack of any history or plans to issue dividends.

          WE HAVE MADE THE REQUESTED REVISIONS.

23. We note your response to comment 32 of our letter dated July 25, 2005. Please revise the disclosure, on page 36, as follows:
          -    revise your claim that the terms of the two classes are
               "balanced" to clarify that this is the Board's opinion; and
          -    revise your statement that "no further quantitative analysis was necessary" to clarify that the Board did not undertake any quantitative analysis.

          WE HAVE MADE THE REQUESTED REVISIONS.

24. We note your response to comment 34 of our letter dated July 25, 2005. Please revise your claim, on pages 36 and 38, that the Articles "treat affiliated and unaffiliated shareholders identically" and "do not distinguish between these groups" to reflect practical differences in how the reclassification affects affiliates and non-affiliates. Please either discuss the differences or cross-reference to discussion elsewhere in the document.

POWELL                                        Securities and Exchange Commission
 GOLDSTEIN LLP                                                  October 17, 2005
                                                                          Page 7


     WE HAVE REVISED THIS DISCLOSURE TO INDICATE THAT WE DO NOT ANTICIPATE ANY SHARES HELD BY THE AFFILIATES WILL BE RECLASSIFIED TO SERIES A STOCK AND TO INCLUDE A CROSS-REFERENCE TO THE SECTION ENTITLED "EFFECTS OF THE RECLASSIFICATION ON AFFILIATES."

25. We note your response to comment 37 of our letter dated July 25, 2005 regarding the section entitled "Procedural Fairness." Please discuss in detail the conflict of interest of the board due to the many ways in which the board will benefit from the reclassification as shareholders, directors and executives which benefits are not shared with those subject to reclassification.

     WE HAVE REVISED THIS SECTION TO DISCUSS THE BOARD'S CONFLICT OF INTEREST.

26. We note your response to comment 38 of our letter dated July 25, 2005 regarding your various claims that "the value of the Series A stock is equivalent to the value of the common stock." As we requested, please comply with Instruction 3 to Item 1014 (which states that "conclusory statements will not be considered sufficient") by either revising these claims or explaining the basis for them. As we requested, please state whether or not this quantitative assessment was based on any quantitative analysis and, if so, outline any quantitative analysis undertaken and indicate whether you used conventional methods in this valuation analysis. Please revise all such claims including the following:
          - "from a financial point of view that the value of the Series A stock is equivalent to our common stock"; and
          - "the cash value of the Series A stock and the common stock would be the same."

     WE HAVE DELETED ALL STATEMENTS REGARDING THE VALUE OF THE SERIES A STOCK SINCE THE BOARD DID NOT UNDERTAKE A QUANTITATIVE ANALYSIS OF THE VALUE OF THE SERIES A STOCK.

27. We note your response to comment 40 of our letter dated July 25, 2005 regarding The Carson Medlin Company. As we requested, please comply with
     Item 1015 by providing all of the required disclosure regarding The Carson Medlin Company. As we stated, Item 1015 applies to any "report, opinion or appraisal" materially related to the transaction including oral reports, opinions or appraisals. We note that on page 37 you state that "Carson Medlin advised our management that they believed such a provision would support the board's conclusion that the value of the Series A stock is equivalent to the value of the common stock." File any written materials provided to the board as exhibits to the Schedule 13E-3.

     CARSON MEDLIN HAS NOT PROVIDED ANY WRITTEN MATERIALS TO THE BOARD OR THE COMPANY. ALL ORAL ADVICE GIVEN BY CARSON MEDLIN TO THE COMPANY IS DESCRIBED UNDER "RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE RECLASSIFICATION-PROCEDURAL FAIRNESS." WE HAVE ALSO INCLUDED A DESCRIPTION OF THE ORAL ADVICE OF CARSON MEDLIN AS EXHIBIT 2 TO THE SCHEDULE 13E-3.

Form 10-KSB
-----------

28. As we requested in comment 41 of our letter dated July 25, 2005, please provide a blacklined copy of Amendment No. 1 to your Form 10-KSB for the period ending December 31, 2004.

     WE HAVE SUPPLEMENTALLY PROVIDED A BLACKLINED COPY OF AMENDMENT NO. 1 TO FIRST SOUTHERN'S FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004.

POWELL                                        Securities and Exchange Commission
 GOLDSTEIN LLP                                                  October 17, 2005
                                                                          Page 8


Other Information
-----------------

     Attached  as  Exhibit  A to this letter is a statement from the Company and
                   ----------
each  filing  person  acknowledging  that:

          - the Company and the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

          - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          - the Company and the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                      * * *

     Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6904 or Kathryn Knudson at (404) 572-6952. Our fax number is (404) 572-6999.

                                           Very truly yours,

                                           /s/ Lyn G. Schroeder


cc:  Mr. F. Thomas David
     Kathryn L. Knudson, Esq.

                                    EXHIBIT A
                                    ---------


     First Southern Bancorp (the "Company") and the filing persons listed below hereby acknowledge and confirm that:

     - the Company and the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - the Company and the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This 17th day of October, 2005.

                                 FIRST SOUTHERN BANCORP

                                 By:  /s/ F. Thomas  David
                                      ------------------------------------------
                                      F.  Thomas  David
                                      President and Chief Executive Officer


                                 OTHER FILING PERSONS:

                                 /s/ Michael R. Anderson
                                 ------------------------------

                                 /s/ Christopher T. Cliett
                                 ------------------------------

                                 /s/ Charles A. Deal
                                 ------------------------------

                                 /s/ Charles R. Fennell, Jr.
                                 ------------------------------

                                 /s/ William I. Griffis
                                 ------------------------------

                                 /s/ Tracy D. Ham
                                 ------------------------------

                                 /s/ James A. High
                                 ------------------------------

                                 /s/ W. Pratt Hill III
                                 ------------------------------

                                 /s/ Michael R. Kennedy
                                 ------------------------------

                                 /s/ R. Whitman Lord
                                 ------------------------------

                                 /s/ Laura T. Marsh
                                 ------------------------------

                                 /s/ Jeffrey D. Pope
                                 ------------------------------

                                 /s/ Ronnie J. Pope
                                 ------------------------------

                                 /s/ Hudson J. Powell, Sr.
                                 ------------------------------

                                 /s/ Lamar O. Reddick
                                 ------------------------------

                                 /s/ Devra P. Walker
                                 ------------------------------

                                 /s/ L. Anthony Waters III
                                 ------------------------------

                                October 17, 2005


First Southern Bancorp
201 South Main Street
Statesboro, Georgia 30458

     Re:  Schedule 13E-3 Transaction (First Southern Bancorp)

Ladies and Gentlemen:

     We have acted as counsel to First Southern Bancorp, a Georgia corporation (the "Company"), in connection with the filing of its Schedule 13E-3 with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, related to a proposed amendment to the Company's Articles of Incorporation which provides for the reclassification (the "Reclassification") of certain shares of the Company's common stock (the "Common Stock"), $.01 par value, to shares of the Company's proposed new class of Series A stock (the "Series A Stock"), $.01 par value, and is designed to reduce the number of shareholders of record of the Company's common stock below 300.

     In our capacity as counsel to the Company and in connection with the Reclassification, we have been asked to deliver our opinion as to whether the Common Stock and Series A Stock constitute separate classes of stock under Georgia law. We have reviewed the designations of the Common Stock as set forth in the Company's Articles of Incorporation and described in the Company's preliminary proxy statement filed on October 17, 2005 under cover of Amendment No. 2 to Schedule 14A (the "Proxy Statement") and the proposed designations (the "Designations") of the Series A Stock as set forth in Appendix A the Proxy Statement. We have also reviewed applicable provisions of the Georgia Business Corporation Code (the "Corporation Code") and the Georgia Securities Act of 1973 (the "Securities Code") and such other documents as we have deemed appropriate as a basis for the opinions hereinafter set forth. As to all matters of fact, we have relied on the certificates of the officers of the Company.

CORPORATE CODE ANALYSIS

     Under Section 14-2-601(a) of the Corporation Code, a Georgia corporation's articles of incorporation must:

     "prescribe the classes of shares and the number of shares of each class that the corporation is authorized to issue. If more than one class of shares is authorized, the articles of incorporation must prescribe a distinguishing designation for each class and, prior to the issuance of shares of a class, the preferences, limitations, and relative rights of that class must be described in the articles of incorporation "

                                                          First Southern Bancorp
                                                                October 17, 2005
                                                                          page 2


     Section 14-2-602(a) of the Corporation Code provides that if a corporation's articles of incorporation so provide:

     "the board of directors may determine, in whole or in part, the preferences, limitations, and relative rights of (1) any class of shares before the issuance of any shares of that class or (2) one or more series within a class, and designate the number of shares within that series, before the issuance of any shares of that series."

     Article Two of the Company's Articles of Incorporation authorizes 10,000,000 shares of common stock, par value $.01 per share and 10,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). Article Two also provides that any part or all of the shares of Preferred Stock may be established and designated from time to time by the board of directors by filing an amendment to the Company's Articles of Incorporation, which is effective without shareholder action.

     In connection with the Reclassification, the board of directors has authorized the Company to file the Designations as an amendment to the Company's Articles of Incorporation in order to establish and designate 150,000 shares of the Company's authorized Preferred Stock as the Series A Stock with the relative rights, preferences and other terms as described in the Designations.

     Section 14-2-601(c) of the Corporation Code requires that the Company's Articles of Incorporation authorize:

     "(1) One or more classes of shares that together have unlimited voting rights; and

     (2) One or more classes of shares (which may be the same classes or classes as those with voting rights) that together are entitled to receive the net assets of the corporation upon dissolution."

     Under Section 14-2-721 of the Corporation Code, since the Articles of Incorporation do not provide otherwise, the shares of Common Stock are entitled to one vote on each matter voted on at a shareholders' meeting. Accordingly, the outstanding shares of Common Stock have unlimited voting rights. Pursuant to the Designations, except as provided by law, shares the Series A Stock have limited voting rights and are only entitled to vote upon any Change in Control, as defined in the Designations, proposal.

     Upon dissolution of the Company, the shares of Common Stock are entitled to receive the net assets of the Company after the prior dissolution rights of the shares of Series A Stock, as set forth in Section 6 of the Designations, are satisfied.

     Section 14-2-601(d) provides that a corporation's articles of incorporation may authorize one or more classes or series of stock that:

                                                          First Southern Bancorp
                                                                October 17, 2005
                                                                          page 3


     "(1) Have special, conditional, or limited voting rights, or no right to vote, except to the extent prohibited by this chapter;

     (2) Are redeemable, exchangeable, or convertible as specified in the articles of incorporation:

          (A) At the option of the corporation, the shareholder, or another person or upon the occurrence of a designated event;

          (B) For cash, indebtedness, securities, or other property; or

          (C) In a designated amount or in an amount determined in accordance with a designated formula or by reference to extrinsic data or events;

     (3) Entitle the holders to distributions calculated in any manner, including dividends that may be cumulative, noncumulative, or partially cumulative; and

     (4) Have preference over any other class or series within a class of shares with respect to distributions, including dividends and distributions upon the dissolution of the corporation."

     The Comments to Section 14-2-601 of the Corporation Code indicate that the foregoing is a list of the "principal features that are customarily incorporated into classes of shares." Section 14-2-601(f) provides that the foregoing list is not exhaustive. The proposed Series A Stock includes several of these features, which distinguishes it from the Common Stock. These distinguishing features of the Series A Stock and Common Stock are described below:

     VOTING RIGHTS. Except as provided by law, the holders of the Series A Stock shall have limited voting rights, and shall be entitled to vote only upon a Change in Control, as defined in the Designations, proposal. Such limited voting rights contrast with the unlimited voting rights afforded to the holders of the Common Stock, including, significantly, the right to vote on the election of directors of the Company, the adoption of stock incentive plans and most charter amendments. The "except as provided by law" clause refers to the provisions of the Corporation Code that permit a class of shares that is designated to be nonvoting to vote on amendments to a corporation's articles of incorporation and mergers or share exchanges that directly affect that class of shares. See Sections 14-2-726, 14-2-1004 and 14-2-1103 of the Corporation Code.

     REDEMPTION AT THE OPTION OF THE COMPANY. Section 8 of the Designations provides that, subject to the prior approval of the Board of Governors of the Federal Reserve System, the Company has the right to repurchase all or any part of the Series A Stock at any time at a per-share purchase price equal to the greater of the book value per share of the Series A stock (as determined under


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                                                          First Southern Bancorp
                                                                October 17, 2005
                                                                          page 4


generally accepted accounting principles), the fair market value per share of the Series A Stock, or the fair market value of the Common Stock as determined reasonably and in good faith by the Company's board of directors. Additionally, the this provision provides for an appraisal procedure in the event that a holder of Series A Stock disagrees with the board's determination of the fair market value of the Series A Stock or the Common Stock.

     The Articles of Incorporation do not provide that the Common Stock is subject to redemption at the option of the Company. Accordingly, a redemption of Common Stock by the Company, generally, would require the approval of a majority vote of the outstanding shares of Common Stock.

     Neither the Series A Stock nor the Common Stock is redeemable at the option of the shareholder or another person or upon the occurrence of a designated event.

     CONVERTIBILITY. Shares of the Series A Stock shall automatically convert into shares of Common Stock, on the basis of one share of Common Stock for each share of Series A Stock, immediately prior to the closing of any Change in Control of the Company. The Common Stock is not subject to any convertibility feature.

     DIVIDEND RIGHTS. Under Section 2 of the Designations, prior to the payment of any dividends to the holders of Common Stock, the holders of the Series A Stock shall be entitled to a preference in the distribution of dividends and shall be entitled to receive Ordinary Dividends in an amount per share that is no less than 105% of the amount per share of Ordinary Dividends paid on the Common Stock. Ordinary Dividends are any dividends that in the aggregate for the calendar year do not exceed 50% of the Company's consolidated prior year net income after tax but before dividends. Additionally, with respect to Special Dividends (or, any dividend other than Ordinary Dividends), holders of Series A Stock shall be entitled to receive dividends in an amount per share that is no less than the amount per share paid on our common stock.

     Neither the shares of Series A Stock nor the shares of Common Stock are entitled to cumulative dividends.

     LIQUIDATION PREFERENCE. Under Section 6 of the Designations, holders of the Series A Stock shall be entitled to a preference in the distribution of assets of the Company in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, equal to the greater of book value per share, the amount per share to be paid to holders of the Common Stock, or $10.00 per share. Holders of the Common Stock are only entitled to receive, after the prior rights of creditors and holders of the Series A Stock are satisfied, a ratable share of any remaining assets of the Company available for distribution.

     While Section 14-2-601 of the Corporation Code does not require that different classes of a corporation's stock have substantially different features or characteristics, as described above, the Common Stock and Series A Stock have substantially different voting, dividend and liquidation

                                                          First Southern Bancorp
                                                                October 17, 2005
                                                                          page 5


rights, and are subject to substantially different provisions regarding the Company's right to redeem the shares of each class.

     Section 14-2-601(a) of the Corporation Code merely requires that the articles of incorporation "prescribe a distinguishing designation for each class." Accordingly, under the Corporation Code, different classes of a corporation's stock may be distinguished by simply providing distinguishing titles for the classes, such as "Common Stock," "Class A Common" or "Series A Stock." Moreover, under Sections 14-2-601(c) and (d) of the Corporation Code, a Georgia corporation's articles of incorporation may authorize "one or more classes of shares" that have the various features described under those provisions. Accordingly, Section 14-2-601 of the Corporation Code specifically contemplates that different classes of stock may have similar fundamental characteristics.

     With respect to the convertibility of the Series A Stock, Section 14-2-601(d) specifically provides that a corporation's articles of incorporation may authorize one or more classes of stock that are convertible upon the occurrence of a designated event into cash, indebtedness, securities or other property. Section 14-2-603(a) of the Corporation Code provides:

     "A corporation may issue the number of shares of each class or series authorized by the articles of incorporation. Shares that are issued are outstanding until they are reacquired, redeemed, converted, or canceled."

     Accordingly, issued shares of a convertible class of stock are deemed under the Corporation Code to be outstanding shares of the convertible class of stock until they are converted or, stated differently, shares of a convertible class of stock are not deemed to be shares of the class into which they are convertible until the time they are converted. As a result, outstanding shares of the Series A Stock will be a separate class of stock from the Common Stock under the Corporate Code until such time as they are converted.

     Moreover, the right to convert the Series A Stock to Common Stock is limited solely to the occurrence of a Change in Control of the Company, which the holders of the Series A Stock will be unable to unilaterally cause to occur. Since the holders of the Series A Stock will hold approximately 13.1% of the voting rights with respect to a Change in Control proposal, no one holder of Series A Stock nor the holders of the Series A Stock voting as a group could cause a Change in Control and the resulting conversion to occur. In light of the limited application of the conversion of the Series A Stock, holders the Series A Stock do not enjoy substantially similar rights and privileges that the holders of Common Stock enjoy.

                                                          First Southern Bancorp
                                                                October 17, 2005
                                                                          page 6


SECURITIES CODE ANALYSIS

     Section 10-5-2(a)(27) of the Securities Code provides a definition of the term "securities of the same class" as used under the Securities Code. This definition has no application under the Corporate Code.

     Under Section 10-5-2(a)(27)(A), "securities of the same class" means:

     "All common stock of an issuer, regardless of varying series or designations, and all securities convertible into common stock or conferring the right to acquire common stock."

     The Series A Stock and Common Stock could be considered "securities of the same class" with respect to the application of two limited provisions of the Securities Code, which are described below. The actual application of this definition to the Series A Stock and Common Stock would, however, depend on whether "securities convertible in to common stock" as used in the definition includes securities, such as the Series A Stock, that are not generally convertible at the option of the holder. It is not clear that the definition under Section 10-5-2(a)(27)(A) would ever apply to the Series A Stock and the Common Stock, since the Series A Stock is not generally convertible to Common Stock at the option of the holder, but rather is convertible upon a limited corporate event (i.e., a Change in Control) which the holders of the Series A Stock will not be able to unilaterally cause to occur. We have not addressed this question in our analysis, as it was not necessary in order for us to render our opinion.

     First, Section 10-5-6(e) of the Securities Code provides that in connection with the registration of securities for sale in Georgia, where the issuer has not had any substantial gross revenue or net income for the past three years, the Georgia securities commissioner may require as a condition to the registration that "securities of the class" issued to an executive officer, director, general partner or affiliate of the issuer at a price below the offering price or for a consideration other than cash be deposited into an escrow account.

     The Series A Stock to be issued in the Reclassification is a covered security under Section 18(b)(4)(C) of the Securities Act of 1933, since it is exempt from registration under federal securities law by Section 3(a)(9) of the Securities Act of 1933. As a result, under Section 18(a)(1)(A), no Georgia law requiring the registration of the Series A Stock directly or indirectly applies to the Series A Stock. In addition, the issuance of the Series A Stock in connection with the Reclassification is exempt from registration under the Securities Code pursuant to Section 10-5-9(12). Since the Series A Stock is exempt from registration under the Securities Code, on its face, Section 10-5-6(e) is not applicable to the Reclassification.

     Second, Section 10-5-12(a)(4)(A) provides that in connection with the sale of any securities registered under the Securities Code, it shall be unlawful for any person:


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                                                          First Southern Bancorp
                                                                October 17, 2005
                                                                          page 7


     "to make any representation concerning any future sale of 'securities of the same class by the issuer at a price higher than the current offering price."

     Again, this section applies to sale of securities that are registered under the Securities Code. Since the Series A Stock to be issued in the Reclassification is exempt from registration under the Securities Code, on its face, Section 10-5-12(a)(4)(A) is also not applicable to the Reclassification.

     If we assume, however, that the shares of Series A Stock to be issued in the Reclassification were registered under the Securities Code and therefore Sections 10-5-6(e) and 10-5-12(a)(4)(A) did apply, on their face, to the issuance of the Series A Stock in the Reclassification, then the Series A Stock and the Common Stock could be deemed "securities of the same class" only for the limited purposes of (1) the escrow conditions which the Georgia securities commission may impose on offerings by issuers that have not had any substantial revenues or net income during the past three years and (2) the restrictions on representation regarding the future sales of securities at a price higher than a current offering price. Neither the escrow conditions nor the restriction on representations regarding future offering prices are applicable to the Reclassification. Accordingly, the term "securities of the same class" as used in the Securities Code is not germane to whether the Series A Stock and Common Stock are separate classes of securities under Georgia law as it applies to the Reclassification.

OPINION

     Based on the foregoing, it is our opinion that, upon the filing of an amendment to the Company's Articles of Incorporation to set forth the Designations in the Company's Articles of Incorporation, the Common Stock and Series A Stock will represent separate classes of securities of the Company under Georgia law, except with respect to Sections 10-5-6(e) and 10-12(a)(4)(A) of the Securities Code, which are not applicable to the Reclassification.

     We express no opinion as to matters under or involving the laws of any jurisdiction other than the corporate and securities laws of the State of Georgia.



                              POWELL GOLDSTEIN LLP

                              /s/ Powell Goldstein LLP